Exhibit 99.1

Anghami ReCEIVES NASDAQ MINIMUM BID PRICE NOTIFICATION

23 August, 2024, Abu Dhabi, United Arab Emirates (UAE) - On August 19, 2024, Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa region (“MENA”), received a written notification (the “Notification Letter”) from The Nasdaq Stock Market (“Nasdaq”), indicating that the Company is currently not in compliance with Nasdaq Rule 5450(a)(1), as the Company’s closing bid price for its ordinary shares (the “Ordinary Shares”) was below $1.00 per share for the last 32 consecutive business days.

The Nasdaq Stock Market Rules provide the Company with a period of 180 calendar days to regain compliance. According to the Notification Letter, the Company has until February 17, 2025, to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its Ordinary Shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

It is noted that Anghami’s compliance with the Nasdaq Stock Market Rules is, naturally, of key importance. Should the situation not resolve itself during the 180 calendar day compliance period, the Company intends to consider available options to cure the deficiency and regain compliance with the minimum bid requirement within the compliance period, including by potentially approving a reverse share split.

The Notification Letter from Nasdaq has no immediate effect on the Anghami’s Nasdaq listing nor on the trading of its Ordinary Shares on Nasdaq, and the Company continues to execute its business plan and is looking into various options available to regain compliance.

About Anghami Inc. (NASDAQ: ANGH):

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa region (“MENA”), offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services and more. Since its launch in 2012, Anghami has led the way as the first music streaming platform to digitize MENA’s music catalog, reshaping the region’s entertainment landscape. In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. With a user base exceeding 120 million registered users and 2.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “transform” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s fiscal 2023 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

CONTACTS:

Investor Relations Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com